UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2026

Commission file number: 001-41482

Nexera Technologies Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Press Releases

On June 3, 2026, Nexera Technologies Ltd (the “Company”) issued a press release titled “Nexera Technologies Announces Receipt of Nasdaq Listing Approval for Majority-Owned Subsidiary Fort Technology”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

On June 8, 2026, the Company issued a press release titled “Nexera Technologies: Subsidiary Fort Technology Commences Trading on Nasdaq Under Ticker “FRTT” Today”, a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

Adjustments to Exercise Price

The Company hereby updates that pursuant to Section 2(a) of the Series A Warrants dated January 29, 2024 (the “Series A Warrants”) to purchase ordinary shares, no par value, of the Company (the “Ordinary Shares”), and Section 2(a) of the amended and restated warrant to purchase Ordinary Shares, issued in connection with a convertible promissory note, dated May 10, 2026 (the “Note Warrant”), effective as of June 5, 2026, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants and the Note Warrant was adjusted to $0.91784 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants or the Note Warrant.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607 and File No. 333-295999) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Nexera Technologies Ltd, dated June 3, 2026, titled “Nexera Technologies Announces Receipt of Nasdaq Listing Approval for Majority-Owned Subsidiary Fort Technology”.
99.2	Press Release issued by Nexera Technologies Ltd, dated June 8, 2026, titled “Nexera Technologies: Subsidiary Fort Technology Commences Trading on Nasdaq Under Ticker “FRTT” Today”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: June 9, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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